Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

THE STATE OF VERMONT

PUBLIC SERVICE BOARD

Joint Petition of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
	)	Docket No.
)
AT&T CORP.	)
and AT&T COMMUNICATIONS	)
OF NEW ENGLAND, INC.	)
)
for Approval of Transfer of Control and Merger	)
)

JOINT PETITION FOR APPROVAL OF TRANSFER OF CONTROL AND MERGER*

NOW COME SBC Communications Inc. (“SBC”), AT&T Corp. (“AT&T”), and AT&T Communications of New England, Inc. (“AT&T New England”) (collectively, “Joint Petitioners”), and hereby request Board approval, pursuant to 30 V.S.A. §§ 107 and 311, of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005.  In support of this petition, Joint Petitioners state as follows:

1.             The transfer of control and merger will not adversely affect the services that the Joint Petitioners currently provide to customers in Vermont.  On the contrary, Joint Petitioners will continue to operate under their respective current names and tariffs, and customers will accordingly experience no interruptions in service or switching fees stemming from the merger.  Indeed, the proposed transaction will increase competition in Vermont, as the combined organization will be a stronger, more viable competitor than

* An investor disclosure statement is attached to this Joint Petition as Exhibit A.

either company standing alone.  For this reason, as well as for others set out below, the Joint Petitioners respectfully contend that the proposed transaction satisfies each of the criteria the Board applies in reviewing transactions of this kind, and that prompt approval of the transaction would advance the public good.

I.                                         THE PARTIES

A.            SBC

2.             SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC, through its operating subsidiaries, provides voice, data, and Internet services to residential, business, and government customers, mostly in a 13-state region.  SBC subsidiaries serve 52.4 million access lines and have 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More detailed information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report, which is available at http://www.sbc.com/gen/investor-relations?pid=5465.

3.             SBC owns two subsidiaries that are certificated to provide competitive interexchange and local exchange services in Vermont.  The first, SBC Long Distance, Inc., f/k/a Southwestern Bell Communications Services, Inc., is authorized to provide local exchange telecommunications services (facilities-based and resale) in counties served by Verizon in Vermont pursuant to Certificate of Public Good No. 325-R, granted on January 14, 2004, and intrastate telecommunications services pursuant to Certificate of Public Good No. 325, granted on July 1, 1997.  The second, SNET America, Inc. d/b/a

SBC Long Distance East, is authorized to provide resold intrastate, interexchange service pursuant to Certificate of Public Good No. 195, granted on October 10, 1995.

B.            AT&T

4.             AT&T Corp. is a New York corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a substantial base of government and large business customers.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report, which is available at http://www.att.com/ar/docs/annualreport_2003.pdf.

5.             AT&T Communications of New England, Inc. (“AT&T New England”) is a New York corporation headquartered at One AT&T Way, Bedminster, New Jersey 07921.  AT&T New England is a wholly-owned subsidiary of AT&T and is authorized to provide local exchange (facilities-based and resale) and intrastate telecommunications services pursuant to a Certificate of Public Good granted by this Board on August 10, 1998, in Docket No. 6022.

C.            Designated Contacts

SBC Contacts

Wayne Watts

Paul K. Mancini

Martin E. Grambow

James M. Robinson IV

SBC Communications Inc.
175 E. Houston Street
San Antonio, TX  78205

(210) 351-3429

Colin S. Stretch

Scott K. Attaway
Kellogg, Huber, Hansen, Todd, Evans & Figel, P.L.L.C.
Sumner Square
1615 M Street, N.W., Suite 400
Washington, DC  20036

(202) 326-7968

Joshua R. Diamond

Diamond & Robinson, P.C.

P.O. Box 1460

Montpelier, VT  05601

(802) 223-6166

AT&T Contacts

William P. Leahy

Jay E. Gruber

AT&T

99 Bedford Street

Boston, MA  02111

(617) 574-3149

Kenneth W. Salinger

Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA  02199

(617) 239-0561

Stephen W. Kimbell

Kimbell & Storrow

26 State Street, Suite 8

Montpelier, VT  05602

(802) 229-4900

II.            REQUEST FOR APPROVAL OF MERGER BETWEEN SBC AND AT&T AND ACQUISITION OF CONTROL OF AT&T NEW ENGLAND BY SBC

A.            The Planned Merger

6.             On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached to the accompanying Merger Request Approval Form.

7.             The Merger Agreement provides for AT&T to be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction.  AT&T will be the surviving entity of the merger with the newly formed entity for all legal purposes.  It will retain the name AT&T Corp. and will be a wholly owned subsidiary of SBC.

8.             In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

B.            Statutory Authority and Standard of Review

9.             Pursuant to 30 V.S.A. § 107, “[n]o company shall directly or indirectly acquire a controlling interest in any company subject to the jurisdiction of the public service board, or in any company which, directly or indirectly has a controlling interest in such a company, without the approval of the public service board.” 30 V.S.A. § 107(a).  “Any company seeking to acquire such a controlling interest shall file a petition with the public service board which describes the acquisition and sets forth the reasons why such an acquisition should be approved.”  Id. § 107(b).

10.           Pursuant to 30 V.S.A. § 311, a “consolidation or merger under the provisions of this chapter shall not become effective without the approval of the public service board after due notice and opportunity for hearing, and the finding on its part that such consolidation or merger will not result in obstructing or preventing competition in the purchase or sale of any product, service or commodity, in the sale, purchase or manufacture of which such corporations are engaged.”  30 V.S.A. § 311.

11.           When the Board approved the Bell Atlantic/NYNEX merger in 1997, it applied a fifteen-part standard.  See Re New England Tel. & Tel. Co., 175 P.U.R.4th 504 (Vt. P.S.B. 1997).  The criteria the Board applied in that context can be grouped into six general categories:  legal authority, quality of services, facilities, company structure, personnel, and competitive effects.  Two years later, when it reviewed the Bell Atlantic/GTE merger that created Verizon, the Board indicated that in determining whether a merger or change of control is in the public interest it is “primarily interested in five things”: (1) “whether the new organization will be technically competent;” (2) whether it will be “financially sound;” (3) whether it will be “a fair partner in business transactions with the citizens of Vermont,” based primarily on its “business reputation;” (4) whether the transaction will produce “efficiencies that will benefit customers;” and (5) “whether the transaction will obstruct or impair competition.”  In re Bell Atlantic Corporation, Docket No. 6150, 1999 WL 1036582 (Vt. P.S.B. Sept. 13, 1999).

12.           More recently, in reviewing mergers of carriers that do not hold the market position of Verizon or its predecessors, the Board has simply determined whether a proposed merger “will promote the public good of the State of Vermont and will not result in obstructing or presenting competition in the provision of the services they are currently offering,” without separately analyzing any of the more specific five or 15 factors.  See, e.g., In re SBC Communications, Docket No. 6216, 1999 WL 628125 (Vt. P.S.B. May 4, 1999); Joint Petition of Broadview Networks, Inc., and Broadview NP Acquisition Corporation for Approval of a Transfer of Control, Docket No. 7023, 2005 WL 27530 (Vt. P.S.B. Jan. 5, 2005).  Since SBC and AT&T are not incumbent local exchange carriers in Vermont, it is appropriate for the Board to apply this test in reviewing the transaction at issue here.

13.           As explained immediately below, the merger of SBC and AT&T satisfies the Board’s criteria, whether they are separated into 15 factors or five standards, or alternatively are stated in the simpler form adopted by the Board in its more recent merger review decisions.  This merger will promote the public good of the State of Vermont and will not result in obstructing or preventing competition in the provision of the services that any operating subsidiaries of SBC or AT&T currently offer in Vermont.  The Board’s approval is accordingly warranted.

C.            Application of Criteria

1.                                       Legal Authority

14.           The first criterion from the 15 factors identified in the 1997 review of the Bell Atlantic/NYNEX merger is whether the parties to the transaction have received approval from the Federal Communications Commission (“FCC”).  On February 22, 2005, SBC and AT&T filed their application with the FCC, and that application is now pending.  The FCC has put in place an internal, non-binding 180-day deadline for reviewing merger applications.  If the FCC keeps to that deadline, it will act on SBC and AT&T’s application by the end of August, 2005.

2.                                       Quality of Services and Efficiencies

15.           The second through sixth criteria relate to quality of services: emergency services must be available; the applicants’ systems must be compatible with neighboring systems; terms and conditions of service must be just and reasonable; service quality must be adequate; and customer service, including the processing of customer complaints, must be adequate.

16.           The quality of services of the combined organization will meet each of these criteria.  Indeed, as noted at the outset, the merger will have no adverse effect whatsoever on the services that Joint Petitioners are providing in Vermont today.  Thus, for example, the emergency services and network compatibility that Joint Petitioners offer today will remain unchanged in the wake of the merger.  The SBC and AT&T entities doing business in Vermont will continue to exist in their current forms upon consummation of the merger, and the merger will not affect the rates, terms, and conditions of service currently provided by those certificated entities.  In general, the merger will be transparent to the Vermont customers of these certificated entities.

17.           More fundamentally, Joint Petitioners respectfully submit that the proposed merger will ultimately improve the quality and variety of communications services offered to the citizens of Vermont.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which heretofore have been implemented only for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital investment will accelerate the pace at which these new and improved services are deployed.

18.           The merger will also strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, and the Department of Defense.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

19.           The merger will increase innovation and investment, which will make existing services more efficient, lead to more rapid introduction of those services to new customers, and prompt the development of new services that would otherwise not exist.

The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Customers in Vermont should benefit from these anticipated merger synergies.

3.                                       Quality of Facilities

20.           The seventh and eighth criteria inquire into the quality of the combined organization’s facilities, and whether the rate of investment will be adequate to provide the contemplated services.

21.           These criteria are likewise satisfied.  The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets, by bringing together two companies with complementary assets.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services more quickly and effectively than either company could on a stand-alone basis.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

22.           The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.  Notably, SBC expects higher capital spending, totaling approximately $2 billion systemwide (before synergies) over the first several years after consummation of the merger, than likely would have been incurred by the two companies absent the merger.  The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business.

4.                                       Company Structure and Financial Soundness

23.           The ninth and tenth criteria inquire into company structure, asking whether the company is financially stable and sound and whether it takes satisfactory steps to control affiliate interests.

24.           As noted above, a key aspect of the merger is the joining of SBC’s financial stability with AT&T’s unparalleled national and international network assets.  In the words of one analyst, “[t]he backing of SBC significantly strengthens AT&T’s future outlook and should make customers feel more comfortable about the future investment in and quality of the network.”(1)  There can therefore be no doubt that the combined organization will be stronger than either company standing alone, thus warranting the conclusion that the transaction will enhance the financial stability of both companies.

25.           It is equally clear, moreover, that the combined organization will take satisfactory steps to control affiliate interests.  SBC and AT&T have a proven track record of providing telecommunications service through operating subsidiaries for over a century.  They are accordingly well acquainted with any management challenges inherent in that structure and fully suited to ensure that the combined company’s affiliates meet the high standards that SBC and AT&T have established in their lengthy history of providing telecommunications services throughout the United States.

5.                                       Personnel and Technical Competence

26.           The eleventh through thirteenth criteria inquire into personnel at the combined company, asking whether management is competent, whether the combined organization will have the technical knowledge, experience and ability to provide the intended services, and whether it has a good business reputation.

27.           SBC and AT&T boast outstanding management, technical knowledge, and experience, and the reputations of both companies are accordingly unvarnished.  SBC and AT&T are both highly technically competent, and combining their strengths will only increase their capacity to provide quality service.  The combined organization will be headed by Edward E. Whitacre, Jr., Chairman and CEO of SBC since 1990.  The president of the combined organization will be David W. Dorman, currently the Chairman and CEO of AT&T.  Both executives have decades of experience in the telecommunications industry, and both are plainly capable of fulfilling their roles in leading the combined organization.  Additional information on Mr. Whitacre and Mr. Dorman is available at http://www.sbc.com/gen/investor-relations?pid=5695 and http://www.att.com/ir/ap/exebios.html, respectively.

28.           As for technical knowledge, a significant attribute of the merger is the joining of the technology leadership of AT&T Labs with SBC’s traditional focus on consumers and small and medium businesses.  As noted above, as a historical matter, the technology innovations of AT&T Labs have been directed predominately at high-end, large enterprise customers.  Joint Petitioners anticipate that those innovations may also

(1) S. Flannery, et al., Morgan Stanley, Patience Required on the Path Less Traveled at 3 (Feb. 3, 2005).

apply to the small and medium business and mass market customers that will be served by the combined organization.

6.                                       Competitive Effects

29.           The last two criteria inquire into the competitive effects of the merger, asking whether the merger should produce efficiencies in providing service and whether it will obstruct or impair competition.

30.           The merger will affirmatively enhance competition in the provision of services to businesses in Vermont.  Numerous other providers are competing to provide services to business customers, including incumbent providers such as Verizon and competing providers such as Lightship Telecom and TelCove.  As described above, the combined organization will be more efficient than either company standing alone.  It will therefore be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses across the full range of current and emerging products.  Indeed, the combination of the financial resources, managerial skills, and experience of SBC and AT&T will accelerate competition in local markets by creating an efficient business combination with the capital, marketing abilities, managerial expertise, and technologically advanced networks necessary to more vigorously compete against the incumbent local exchange carriers and other competing service providers in Vermont.

31.           Moreover, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s in-region states, while AT&T’s strength is the sale of services nationwide and globally to large, multi-location businesses.  The procompetitive effects of the merger accordingly come with the elimination of virtually no meaningful, head-to-head competition.

32.           The merger will likewise enhance competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  AT&T has already dismantled infrastructure required to recruit new mass market customers by dismissing marketing personnel, terminating vendor contracts, and shutting outbound telemarketing centers.  At the same time, competition for mass market customers is increasingly coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLPs.  “[C]able-VoIP” alone is expected to “take upwards of 20% market share of primary residential access lines,”(2) and VoIP generally is anticipated to be a “major driver of access line loss” for incumbent carriers, as well as “price cuts” for consumers across-the-board.(3)

33.           SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will create efficiencies that permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

(2) F. Governali, et al., Goldman Sachs, Neutral Views Retained for North American Telcos at 3 (Jan. 12, 2005).

(3) S. Flannery, et al., Morgan Stanley, Skating on Thin Ice:  Lowering Industry View to Cautious at 4 (Jan. 19, 2005).

34.           In the wake of the merger, broadband will likewise continue to play a key role in increasing competitive choice.  According to the FCC’s December 2004 report on High-Speed Services for Internet Access from the FCC, as of June 30, 2004, eleven companies reported providing more than 56,000 high-speed lines to Vermont residents, including asymmetric digital subscriber lines (“ADSL”) and coaxial cable lines, a significant increase since June of 2000, when there were just over 1,500 high-speed access lines reported.  See FCC, High-Speed Services for Internet Access:  Status as of June 30, 2004 at Tables 6-8 (Dec. 2004). Cable operators, such as Adelphia Communications, and providers of alternative technologies (such as wireless Internet) are providing the bulk of these lines, garnering nearly 60 percent of all subscribers in the state.  See id. at Table 7.

35.           In sum, the creation of a strong, financially viable competitor, particularly when coupled with AT&T’s current position in the mass market, makes clear that the merger, far from harming competition, will enhance it.

III.           CONCLUSION

36.           For the reasons set forth above, the proposed merger and transfer of control will promote the public good of the State of Vermont and will not result in obstructing or preventing competition in the provision of the services that any operating subsidiaries of SBC or AT&T currently offer in Vermont.  It also satisfies the more detailed criteria set forth in New England Tel. & Tel., supra, and In re Bell Atlantic Corporation, supra, for approval pursuant to 30 V.S.A. §§ 107 and 311.

37.           Joint Petitioners respectfully request that, in accordance with 30 V.S.A. §§ 107 and 311, the Board review and approve this Petition and that it grant any other relief deemed necessary and appropriate to effectuate the Plan of Merger.

Respectfully submitted,

/s/ Joshua R. Diamond	/s/ Charles F. Storrow
Joshua R. Diamond	Charles F. Storrow
Diamond & Robinson, P.C.	Kimbell & Storrow
P.O. Box 1460	26 State Street, Suite 8
Montpelier, VT 05601	Montpelier, VT 05602
(802) 223-6166	(802) 229-4900

Wayne Watts	William P. Leahy
Paul K. Mancini	Jay E. Gruber
Martin E. Grambow	AT&T
James M. Robinson IV	99 Bedford Street
SBC Communications Inc.	Boston, MA 02111
175 East Houston	(617) 574-3149
San Antonio, Texas 78205-2233
(210) 351-3429	Kenneth W. Salinger
jr8475@sbc.com	Palmer & Dodge LLP
111 Huntington Avenue
Colin S. Stretch	Boston, MA 02199
Scott K. Attaway	(617) 239-0561
Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC	Counsel for AT&T Corp. and AT&T
1615 M Street, N.W., Suite 400	Communications of New England, Inc.
Washington, D.C. 20036
(202) 326-7968 (Telephone)
(202) 326-7999 (Facsimile)
cstretch@khhte.com

Counsel for SBC Communications Inc.

Dated: February 28, 2005

Exhibit A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

STATE OF VERMONT

PUBLIC SERVICE BOARD

TELECOMMUNICATIONS MERGER AND/OR ACQUISITION
REQUEST FOR APPROVAL FORM

You must provide answers to each question below.  Attach additional sheets if necessary.  If a question does not apply to your transaction, you must provide a brief explanation for that determination; “N/A” without such an explanation will not be considered an answer and will delay the processing of your request for approval.

SECTION 1

1.             Transaction type (check all applicable boxes):

☒  merger        ☒  transfer of control    asset sale/purchase

2.             Name, address and telephone number of certificated company(ies) subject to transaction:

A.                                   AT&T Communications of New England, Inc. (“AT&T New England”)
99 Bedford Street
Boston, MA  02111
(617) 574-3162

AT&T New England is a wholly-owned subsidiary of:

AT&T Corp. (“AT&T”)
One AT&T Way
Bedminster, New Jersey 07921

B.                                     The following entities are certificated to provide telecommunications services in Vermont, but are not involved in the merger:

Southwestern Bell Communications Services, Inc. d/b/a/ SBC Long Distance
5850 W. Las Positas Boulevard
Pleasanton, CA 94588
(925) 251-7410

SBC Long Distance is a wholly-owned subsidiary of:

SBC Communications Inc. (“SBC”)

175 East Houston

San Antonio, Texas 78205-2233

(210) 351-3476

SNET America, Inc. d/b/a SBC Long Distance East

310 Orange Street

New Haven, CT 06510-1719

(203) 771-2110

SNET America, Inc. d/b/a SBC Long Distance East is a wholly-owned subsidiary of:

Southern New England Telecommunications Corporation (“SNET”)

310 Orange Street

New Haven, CT 06510-1719

(203) 771-2110

SNET is a wholly owned subsidiary of SBC

Ameritech Payphone Services, Inc.

175 East Houston

San Antonio, Texas 78205-2233

Ameritech Payphone Services, Inc. is a wholly-owned subsidiary of SBC Teleholdings, Inc., which is a wholly-owned subsidiary of SBC

3.                                       Certificate of Public Good (“CPG”) number and CPG date of certificated company(ies) subject to transaction:

A.                                   AT&T New England, Vermont CPG (Docket No. 6022) (August 10, 1998)

B.                                     SBC Long Distance, Vermont CPGs 325 & 325-R (July 1, 1997 & January 14, 2004)

C.                                     SNET America, Inc. d/b/a SBC Long Distance East, Vermont CPG 195 (October 10, 1995)

D.                                    Ameritech Payphone Services, Inc., Vermont CPG 436 (September 23, 1998)

4.             Name, address, and telephone number of acquiring company(ies):

Through its merger with AT&T, SBC Communications Inc. is acquiring indirect control of AT&T New England, a wholly-owned subsidiary of AT&T.  The address and phone number for SBC Communications Inc. is noted above.

5.                                       Does the acquiring company hold a CPG?  ☐ yes        ☒ no
If yes, CPG number and date:

6.             Description of transaction:

On January 30, 2005, SBC and AT&T executed an agreement by which SBC would acquire AT&T.  A wholly owned subsidiary of SBC Communications, Inc. will be created for the purpose of consummating the transaction.  The newly formed entity will merge with and into

2

AT&T, with AT&T being the surviving entity.  At the time of the SBC/AT&T merger, shareholders of AT&T will exchange their stock for SBC stock.  Following the merger, AT&T will be a wholly-owned subsidiary of SBC.

The merger will be transparent and seamless for customers of the operating subsidiaries of SBC and AT&T in Vermont.  The transfer of control will not affect the services that the operating subsidiaries of SBC and AT&T currently provide to customers in Vermont.  Those subsidiaries will continue to operate under their respective tariffs.  There will be no change in the ownership of any AT&T subsidiary that is certificated by the Board and subject to its regulatory authority, including AT&T New England.  Upon consummation of the merger, AT&T New England and any other entities certificated by this Board that are under the direct or indirect control of AT&T Corp., will be owned by the same entity, AT&T, that owns them today.  Similarly, there will be no change in the ownership of, or this Board’s regulatory authority over, SBC Long Distance, SNET America, Inc., Vermont, or Ameritech Payphone Services as a result of the transaction.  No transfer of assets or certificates of service authority will occur as part of this transaction.

7.                                       Name, address, and telephone number of post-transaction company(ies) which will provide service in Vermont (i.e., post-transaction operating company(ies))(1):

See Response No. 2, above, providing information for AT&T-New England, SBC Long Distance, SNET America, Inc., and Ameritech Payphone Services.

8.                                       Name, address, and telephone number of post-transaction operating company’s(ies’) designated customer service representative for the Department of Public Service’s Consumer Affairs and Public Information Division to contact to resolve consumer complaints:(2)

The merger will result in no changes to the designated customer service representatives of the AT&T and SBC operating companies that are subject to the Board’s regulatory authority.

9.                                       Has the certificated company(ies) requesting approval of the transaction filed all Annual Reports to the Department of Public Service as required by 30 V.S.A. § 22?

☒ yes	☐ no	If no, the request for approval will not be processed until all outstanding Annual Reports are filed with the Department of Public Service.

10.	Has the certificated company(ies) requesting approval of the transaction paid all outstanding gross receipts taxes required by 30 V.S.A. § 22?

(1)          If the post-transaction operating company does not have a CPG, it must obtain one.  Information about obtaining a CPG is available on the Public Service Board’s web site at 222.state.vt.us/pbs/.

(2)          The company must promptly notify the Department’s Consumer Affairs & Public Information Division if this contact information changes.

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☒ yes ☐	no	If no, the request for approval will not be processed until all outstanding gross receipts taxes have been paid.

SECTION II

1.                                       Will the present operating company’s service offerings and/or rates change as a result of the transaction?

☐ yes	☒ no

If yes, please describe the changes:

2. Will the transaction be transparent to customers?

☒ yes	☐ no

If no, please explain:

3.                                       Will customers receive notice of the transaction?

☐ yes	☒ no

If yes, please state how notice will be provided:

4.             Does the transaction require approval of the (check applicable boxes):

☒ Federal Communications Commission	Securities and Exchange Commission

Date filed with FCC February 22, 2005	Date filed with SEC
Date of FCC approval pending	Date of SEC approval

5.             Will the transaction produce efficiencies in providing Service to Vermont customers?

☒ yes	☐ no

If yes, please explain:

The combination of SBC and AT&T responds to major technological, marketplace, and regulatory changes, promoting facilities-based competition in all communications services markets, by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned to make the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized Business, government and mass market.  These efficiencies are

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explained in more detail in SBC and AT&T’s Joint Application for Approval of a Merger, filed with this Commission on February 28, 2005 (“Joint Application”).

6.                                       Provide a brief explanation regarding the expected effect on competition the transaction will have:

The merger will enhance competition in the provision of services to businesses in Vermont.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.  The merger will have no adverse effect on competition for mass market customers.  Prior to the merger, AT&T had decided to discontinue actively marketing local and long distance service to residential customers.

These expected effects are described in more detail in the Joint Application.

7.                                       Provide a brief explanation regarding how the transaction will promote the public good in Vermont:

The merger will enhance AT&T’s global network.  AT&T’s facilities are an important part of the nation’s communications infrastructure, and AT&T also owns the leading global network.  The transaction will enable the combined organization to accelerate the capital investment in AT&T’s facilities necessary to keep pace with technology and market developments.  If the merger is consummated, the combined organization will be well positioned to make capital expenditures that will upgrade and expand the existing networks.  In part as a result of these upgrades, and in part as a result of the combination of SBC’s and AT&T’s complementary assets, the merger will ultimately improve the quality and variety of communications services offered to American consumers nationwide, including in Vermont.  In addition, the merger will create a stronger job outlook for the combined organization.

These expected effects are described in more detail in the Joint Application.

SECTION III

Please attach to this Form a copy of the following documents:

1.             Purchase and sale and/or merger agreement, whichever is applicable

2.             A diagram showing the post-closing corporate structure, including affiliates.

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SECTION IV:  ATTESTATION

Signature blocks are provided for two companies and their respective officers or agents.  If more than two companies are petitioning for approval of the transaction, please attach additional sheets with the attestation required by this Section.

The undersigned swears or affirms under penalties of perjury that:

a.                                       the information contained herein is complete, true and accurate;

b.                                      the company(ies) seeking approval of the transaction is financially sound and stable;

c.                                       the transaction will not cause inconvenience or confusion to customers; and

d.                                      the post-transaction operating company(ies) will have access to managerial, technical, and ‘ financial resources necessary to prudently operate the company(ies) in Vermont.

Company:  SBC Communications Inc.

BY:	/s/ Rick L. Moore	Rick L. Moore
	Officer or Duly Authorized Agent	[PRINT NAME]

This document was signed in my presence on the 25th day of February, 2005.

/s/ Karen Denise Menchaca
Notary Public

Karen Denise Menchaca
[PRINT NAME]

Company: AT&T Corp.

BY:	/s/ David P. Condit	David P. Condit
Officer or Duly Authorized Agent		[PRINT NAME]

This document was signed in my presence on the 22nd day of February, 2005.

Deborah A. Stewart
Notary Public

Deborah A. Stewart
[PRINT NAME]

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Summary of Proposed

SBC - AT&T Merger

Before Merger

* Not certificated by VPSB

The Merger

AT&T Corp. merges with Tau Merger Sub Corporation

*Not certificated by VPSB

After Merger

* Not certificated by VPSB